

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2016

Mr. O.B. Parrish
Chairman and Chief Executive Officer
The Female Health Company
515 N. State Street, Suite 2225
Chicago, IL 60654

> **Re: Female Health Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 18, 2016**
> **File No. 001-13602**

Dear Mr. Parish:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

General

1. Please provide us copies of the Board Books prepared by your financial advisor in connection with this merger.

2. We are unable to locate the financial statements and disclosure required by Item 13 of Schedule 14A. Please provide this information, or tell us how you concluded it is not required.

3. Please include the information required by Item 8 of Schedule 14A with regard to any officer or director who is anticipated to serve as an officer or director of Veru.

How will FHC's stockholders be affected by the Reincorporation Merger and the issuance of shares of Veru Common Stock to Aspen Park's stockholders in connection with the APP Merger?, page 3

4. Please include a brief discussion of the change in the state of incorporation and any material changes to the rights of stockholders.

Registration Rights Agreement, page 18

5. We note your disclosure of your plan to issue shares of Veru to Aspen Park stockholders pursuant to an exemption from registration under federal securities law. Please disclose the specific exemption and the qualifying characteristics of the Aspen shareholders.

Required Vote, page 45

6. We note your disclosure on page 3 that several members of your Board are subject to "support agreements"; please disclose in this section the percentage of shares that are subject to a voting agreement and owned by officers and directors that intend to vote for the merger.

Background of the Mergers, page 58

7. Please disclose more detail with regard to why the Company did not pursue transactions with Company A and Company B.

8. We note that you hired a consultant who will be compensated with stock options for participating in the merger negotiations. Please disclose the identity of this consultant and the services provided to the Board.

9. We note that your financial advisor relied on the analysis of FHC and Aspen Park in its valuation of Aspen Park and its determination of fairness. Please include a discussion regarding who from FHC was involved in the valuation and the process they used to value a company with so many products in early stage of development. You state that FHC revised some of the projections offered by Aspen Park; please disclose this process and the reasons behind the revisions.

Opinion of FHC's Financial Advisor, page 68

10. Disclosure on page 73 indicates that the transaction fee payable to Torreya is based upon average sales prices for FHC Common Stock on the five trading days prior to the date of the closing of the Mergers. Please clarify, if true, that payment of this fee is contingent upon the closing, and that if the transactions were not to close, Torreya would only be entitled to the $250,000 that was payable upon delivery of its opinion.

Restrictions on Sales of Shares of Veru Common Stock Received in the Mergers, page 82

11. Please provide us with your analysis as to why this transaction does not involve an offer or sale of common stock to your current shareholders under Securities Act Rule 145, given that the transaction on which shareholders are voting includes both the change of domicile of Female Health as well as the acquisition of Aspen. Rule 145(a)(2) excepts

statutory mergers from the definition of offer and sale only where the sole purpose of the transaction is to change the issuer's domicile.

Certain Aspen Park Projections, page 83

12. Please remove the last sentence on this page that disclaims responsibility for the information in this section. You may include explanatory language in this section but you may not disclaim your responsibility under the federal securities laws.

Explanatory Note Regarding the Merger Agreement, page 86

13. We note your cautionary statements concerning the representations and warranties in the merger agreement. Please note that disclosure regarding an agreement's representations or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements in your proxy statement, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws or that shareholders may not rely on this disclosure. In addition, please clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in or incorporated into your proxy.

Unaudited Pro Forma Condensed Combined Financial Statements, page 108

14. We read in paragraph two that the unaudited pro forma condensed combined statements of operations has been prepared assuming the Mergers closed on March 31, 2016. Please revise your statements and introductory paragraph to assume that the merger closed at the beginning of the fiscal year that ended on September 30, 2015.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 111

15. We note that FHC has not begun the valuation process and will allocate the excess purchase price to identifiable tangible and intangible assets and the excess to goodwill once the valuation is complete. Please revise your disclosure to indicate when you expect to commence the valuation process.

16. We further note that you anticipate the majority of the fair value will be related to in process research and development. Please ensure you disclose the method which you will use to determine the fair value of the in process R&D.

Contractual Obligations, page 130

17. Given the substantial change in contractual obligations since year end, please revise your filing to include a table of contractual obligations at the end of the most recent fiscal quarter presented in this filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction